Exhibit 99.1

MEDIA CONTACT:	FOR IMMEDIATE RELEASE
Brunswick Group Azadeh Varzi / Imran Jina venator@brunswickgroup.com +44 (0)20 7404 5959	20 January 2023

Venator Strategic Review Update, Appointment of Advisors, Two New Independent Directors and Chairman, Engagement with Stakeholders

Fourth Quarter 2022 Highlights

•	Macro environment continues to be challenging due to significantly higher energy costs and lower product demand
•	Adjusted EBITDA for the fourth quarter of 2022 estimated to be negative $(57)-(62) million
•	Liquidity position is estimated at approximately $275 million as of December 31, 2022
•	Moelis & Company and Kirkland & Ellis appointed as respective financial and legal advisors, in addition to Alvarez & Marsal as the previously engaged operational advisor, to assist with strategic review and engagement with stakeholders
•	Appointment of two new independent directors, Stefan M. Selig and Jame Donath, who bring extensive and highly relevant experience to the Board
•	Stefan M. Selig appointed Chairman of the Board replacing Barry Siadat who steps down as Chairman and remains a Board member

WYNYARD, UK – January 20, 2023. Venator Materials PLC (“Venator”) (NYSE: VNTR) today provides a fourth quarter business update and announces the appointment of Moelis & Company and Kirkland & Ellis, in addition to business and operational advisor Alvarez & Marsal to assist with strategic review and engagement with stakeholders. Venator additionally announces the appointment of new independent directors, Stefan M. Selig and Jame Donath, who bring extensive experience to the role including in finance, investment and regulatory affairs, following the resignation of Miguel Kohlmann from the Board. In addition to serving as Venator’s Chairman, Mr. Selig also will be a member of the Board’s Audit Committee. Mr. Donath will join the Board’s Compensation Committee.

Simon Turner, President and CEO of Venator, commented: “Unprecedented macro-economic factors pose a major challenge for our business. These factors are particularly acute in Europe, where the majority of our business is located. We have been working hard to address these headwinds and have already taken proactive steps to ensure we are managing all factors that are within our control by continuing to improve the overall operations of the business. We are committed to working closely with our stakeholders throughout the strategic review process to ensure the business is on sound financial footing to maximise future growth opportunities and achieve long-term success.”

He added: “I am delighted to welcome Stefan M. Selig and Jame Donath to the Board as new independent directors. With their appointments, the Board has a mix of skills and expertise well suited to guide the Company through the strategic review process. Stefan’s significant experience will also be extremely valuable in his role as Chairman of our Board. I would like to thank Barry Siadat for his exceptional leadership and Miguel Kohlmann for his valuable contribution to our Board.”

Venator continued to experience challenging macro-economic conditions in the fourth quarter of 2022, including low consumer confidence, weak demand, record high energy prices and other inflationary costs. Venator expects to report fourth quarter TiO2 sales volumes to be approximately 28% lower than the third quarter of 2022 and approximately 44% lower than the same period in 2021. As a result, performance for the year is expected to be significantly below current market expectations, with estimated Adjusted EBITDA for fourth quarter of 2022 in the range of negative $(57)-(62) million.

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In light of these continuing challenging conditions, the Company has taken a number of recent actions, including: 1) implementing a $50 million cost reduction program, 2) closing a sale-leaseback transaction for a Color Pigments manufacturing site for $51 million, and 3) entering into a definitive agreement to divest the iron oxide business from within the Color Pigments business to Cathay Industries for an enterprise value of $140 million and which is expected to close at the end of Q1 2023.

As of December 31, 2022, Venator’s estimated total liquidity was approximately $275 million and the Company remains fully compliant with all its debt obligations.

Management and Venator’s advisors are undertaking an in-depth strategic review of our business to improve our operations, strengthen our liquidity position, and establish a sustainable capital structure to drive stakeholder value over the long-term. We plan to engage with key stakeholders with respect to our capital structure, commencing immediately.

Management and Venator’s advisors continue to evaluate all options to drive value for all of our stakeholders. We welcome continued dialogue with our shareholders and debtholders on supporting Venator through this process.

About Stefan M. Selig

Stefan M. Selig is the founder of BridgePark Advisors LLC and serves as the Lead Independent Director of the Board of directors for Safehold Inc. (NYSE: SAFE) and is a Board member of Simon Property Group (NYSE: SPG).  Mr. Selig served as Undersecretary of Commerce for International Trade for the U.S. Department of Commerce from June 2014 to June 2016.  Prior to that time, Mr. Selig was with Bank of America Merrill Lynch from March 1999 to May 2014, ultimately serving as Executive Vice Chairman of Global Corporate and Investment Banking.

About Jame Donath

Jame Donath is an investor and corporate director with over 20 years of experience sourcing and executing credit and private equity investments. He was formerly the Managing Partner of Magnolia Road Capital, a global event-driven credit hedge fund based in New York. Prior to forming Magnolia Road in 2013, Mr. Donath was a Managing Director at Davidson Kempner Capital Management in New York and London, where he launched and oversaw the firm’s European credit business. He started his career at Goldman Sachs in the Investment Banking Division.

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. Based in Wynyard, U.K., Venator employs approximately 3,500 associates and sells its products in more than 110 countries.

Social Media

Twitter: www.twitter.com/VenatorCorp

Facebook: www.facebook.com/venatorcorp

LinkedIn: www.linkedin.com/company/venator-corp

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Non-GAAP Financial Measure

This press release contains certain financial information that differs from what is reported under accounting principles generally accepted in the United States ("U.S. GAAP"). Our management uses Adjusted EBITDA (which is a non-U.S. GAAP financial measure) to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) loss/gain on disposition of businesses/assets; (b) certain legal expenses/settlements; (c) amortization of pension and postretirement actuarial losses/gains; (d) net plant incident costs/credits; and (e) restructuring, impairment, and plant closing and transition costs/credits.

We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to Adjusted EBITDA. Although Venator has included preliminary estimated Adjusted EBITDA in this press release, it is not able to estimate the most directly comparable measure calculated and presented in accordance with U.S. GAAP without unreasonable effort. Certain elements of the composition of the U.S. GAAP amount is not currently able to be estimated. As a result, no U.S. GAAP reconciliation of Venator’s preliminary estimated Adjusted EBITDA is provided.

We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Nevertheless, our management recognizes that there are limitations associated with the use of Adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using Adjusted EBITDA by using this measure to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

In addition to the limitations noted above, Adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

Preliminary Estimates

The preliminary estimates for Adjusted EBITDA, cash and cash equivalents and TiO2 sales volumes reported in this press release are based on management’s current best estimates of certain operational and financial results for the year ended December 31, 2022 and are subject to risks and uncertainties. The Company has not yet finalized its results for this period and its audited consolidated financial statements as of and for the year ended December 31, 2022 are not currently available. The Company’s actual results remain subject to the completion of the quarter-end closing process as well as a review by management and the Company’s Board of directors, including the audit committee. While carrying out such procedures, the Company may identify items that require it to make adjustments to the preliminary estimates for Adjusted EBITDA, cash and cash equivalents and TiO2 sales volumes set forth in this press release. As a result, the Company’s actual results could be different from those set forth herein and such differences could be material. The preliminary estimates reported in this press release should not be considered a substitute for the information to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2022. You are hereby advised not to place undue reliance on the preliminary estimates reported in this press release. Further, the preliminary estimates for Adjusted EBITDA, cash and cash equivalents and TiO2 sales volumes reported herein have been prepared by, and are the responsibility of, the Company’s management. Deloitte & Touche LLP, the Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to any of such preliminary estimates.

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Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements represent Venator’s expectations or beliefs concerning future events, including with respect to its strategic review of its business, its liquidity position, establishing a sustainable capital structure and plans to engage with key stakeholders, and it is possible that the expected results described in this press release will not be achieved. These forward looking statements are subject to risks, uncertainties and other factors, many of which are outside of Venator’s control, that could cause actual results to differ materially from the results discussed in the forward looking statements, including volatile global economic conditions and a downturn in the worldwide economy due to inflation, geopolitics, changes in raw material and energy prices, interruptions in raw materials and energy supply, economic and other impacts from the military conflict in Ukraine and the economic sanctions imposed due to the conflict, the impacts and duration of the COVID-19 pandemic and the measures put in place by governments in response, our ability to maintain sufficient working capital, our ability to access capital markets on favorable terms or at all, the costs associated with site closures, including our Pori facility, the execution of our cost reduction programs and initiatives, our ability to close the divestment of the iron oxide business from within the Color Pigments business, our ability to realize financial and operational benefits from our cost reduction program and operational improvement plans and initiatives, industry production capacity and operating rates, the supply demand balance for our products and that of competing products, pricing pressures, technological developments, legal claims by or against us, changes in government regulations, including increased manufacturing, labeling and waste disposal regulations and the classification of TiO2 as a carcinogen in the EU, management of materials resulting from our manufacturing process, including the ability to develop commercial markets in the regions in which we manufacture and our ability to dispose of these materials if necessary, the impacts of increasing climate change regulations, geopolitical events, cyberattacks and public health crises.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in Venator’s filings with the SEC, including Venator's Annual Reports on Form 20-F for the year ended December 31, 2021 and its Quarterly Reports on Forms 6-K for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022. The risk factors and other factors noted therein could cause its actual results to differ materially from those contained in any forward-looking statement.

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